As filed with the Securities and Exchange Commission on June 7, 1999 Registration No. _______________

==============================================================================

              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                  FORM 10-SB

     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                            AGE RESEARCH, INC.
                ----------------------------------------------
                (Name of Small Business Issuer in its Charter)


         Delaware                                              87-0419387
-------------------------------                            -------------------
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                             Identification No.)


        31103 Rancho Viejo Road, #2102, San Juan Capistrano, CA       92675
        --------------------------------------------------------   ----------
        (Address of principal executive offices)                   (Zip Code)

Issuer's telephone number:          (800) 597-1970
                                    --------------

Securities to be registered under Section 12(b) of the Act:

     Title of each class                      Name of each exchange on which
     to be so registered                      each class is to be registered

              N/A                                           N/A
              ---                                           ---
Securities to be registered under Section 12(g) of the Act:

                  Common Stock, par value $0.001 per share
                  ------------------------------------------
                              (Title of Class)

==============================================================================

                             AGE RESEARCH, INC

                                  FORM 10-SB

                              TABLE OF CONTENTS

PART 1                                                                    Page

Item  1.     Description of Business .....................................  3

Item  2.     Management's Discussion and Analysis or Plan of Operation ...  6

Item  3.     Description of Property......................................  8

Item  4.     Security Ownership of Certain Beneficial Owners
              and Management..............................................  8

Item  5.     Directors, Executive Officers, Promoters
              and Control Persons.........................................  9

Item  6.     Executive Compensation.......................................  9

Item  7.     Certain Relationships and Related Transactions............... 11

Item  8.     Description of Securities.................................... 11

PART II

Item  1.     Market Price of and Dividends on the Registrant's
              Common Equity and Other Shareholder Matters................. 11

Item  2.     Legal Proceedings............................................ 12

Item  3.     Changes in and Disagreements with Accountants................ 12

Item  4.     Recent Sales of Unregistered Securities...................... 12

Item  5.     Indemnification of Directors and Officers.................... 12

PART F/S

             Financial Statements......................................... 14

PART III

Item 1.     Index to Exhibits............................................. 27

Item 2.     Signatures.................................................... 27

                                    PART I

ITEM 1.  DESCRIPTION OF BUSINESS

Corporate History
-----------------

     The Registrant was incorporated on July 10, 1984, under the name Mammon Oil & Gas, Inc. ("Mammon"), in the state of Utah. On February 24, 1986, Mammon's shareholders approved proposals to to change the business direction of the Registrant to the business of health care including research, development and marketing, and a name change to Volt Research, Inc.

     Subsequent to the name change, the Registrant began investigating and seeking out investments and acquisitions generally in the health care industry, and specifically in the area of new concepts for the prevention and treatment of aging skin. From August 1986 to August 1988, the Registrant engaged in operating clinics dedicated to Retin-A skin therapy. In August 1988, management decided to concentrate on selling its expertise and products directly to physicians, and the clinic operations were phased out.

     In the latter half of 1987, the Registrant, in cooperation with Dr. Albert Kligman, a leading dermatologist and the inventor of the Retin-A (Tretinoin) treatment program, developed and tested a complete skin care regimen designed to be used with Retin-A treatments. Since 1987, the Registrant has directed its resources toward the development and marketing of a comprehensive skin-renewal program called RejuvenAge for physicians wanting to offer Retin-A therapy in their offices.


Current Business Activities
----------------------------

     Since December 1987, the Registrant has marketed its RejuvenAge products to physicians practicing skin therapy medical specialities. Management believes that this market represents the group that is best qualified and most interested in the RejuvenAge program.

     The RejuvenAge products are non-prescription skin care products that do not contain Retin-A or any other precription drug. However, they were formulated to be used in conjunction with Retin-A.

     The RejuvenAge products are designed to be used together in a simple regimen of cleansing followed by either a night-time moisterizer (emollient) or a day-time moisterizer with a sun-protection factor of 15. Special formulations include a glycolic formula which produces skin exfoliation, useful with sun-damaged skin, and a hydrocortizone formula which reduces inflammation of minor skin irritations such as sunburn and bug bites.

     In addition to the RejuvenAge products, the Registrant sells a proprietary moisturizing shaving cream for sensitive or irritated beard conditions called Bladium. The Bladium product helps relieve irritation due to a condition known as razor bumps, or pseudofolliculitis-barbae.

     The Registrant owns the formulations for both the RejuvenAge and Bladium products. The products are manufactured by independent contractors.

Products
--------

RejuvenAge Products

     1. Moisture Rich Cleanser - a moisturizing, pH balanced cleanser designed to cleanse dry, sensitive skin.

     2. Moisture Rich Emollient (Regular) - a concentrated super skin moisturizer designed to nourish and protect skin with an essential oil depleted in the aging process, developed for excessively dry skin, or skin exposed to low humidity conditions in travel and outdoor activities.

     3. Moisture Rich Emollient (Glycolic) - regular moisturizer (above) with glycolic acid to help produce skin exfoliation.

     4. Moisture Rich Emollient (HC) - regular moisturizer (above) with hydrocortizone to help reduce itching and rash associated with starting the use of Retin-A.

     5. Moisturizing Sunblock - light hand, face and body moisturizer with SPF rating of 15 for sun protection.

Bladium Product

     1.  Moisturizing shave cream for sensitive or irritated beard conditions.

     All of the products are all fragrance-free, non-comedogenic, hypoallergenic, PH balanced, and dermatology tested.

Distribution of Products
------------------------

     The Registrant markets its treatment program and products directly to physicians and by mail order. Since the beginning of its direct marketing program, the Registrant has concentrated its marketing to physicians practicing in medical specialty areas such as dermatology. The RejuvenAge treatment program is designed to complement and enhance a Retin-A treatment program, and is intended to assist physicians in increasing patient base and revenues from the resale of RejuvenAge skin care products.

Competition
-----------

     The Registrant competes with numerous companies marketing cosmetics claiming to treat aging and sun-damaged skin. Most of these companies are substantially larger and have significantly greater financial resources, personnel and experience. By marketing directly to physicians, management believes it has established a market niche which it hopes to expand.

Sources and Availability of Raw Materials
-----------------------------------------

     The Registrant owns the formulations of the products and uses various independent contractors to manufacture the products to its specifications. The Registrant has not experienced and does not anticipate any difficulty sufficient quantities of products to meet its current and anticipated sales objectives.

Dependence on One or a Few Major Customers
------------------------------------------
     The Registrant does not depend on a few customers, but rather has a broad customer base to whom it sells relatively small quantities of its products. The loss of any one of these customers would not jeopardize the Registrant's operations.

Trademarks
----------

     The Registrant owns the U.S. Trademarks for RejuvenAge and Bladium, and the U.K. Trademarks for RejuvenAge.

Government Regulation
---------------------

     The Registrant is, and will continue to be, subject to numerous government regulations by federal, state, and local government agencies which are applicable to all businesses. Additionally, the Registrant may be subjected to laws and regulations which are specifically designated for businesses involved in the health care industry. The RejuvenAge products are non-prescription skin care products that do not contain Retin-A or any other ingredients classified by the U.S. Food and Drug Administration ("FDA")as prescription drugs requiring specific approval under current FDA laws and regulations.

Employees
---------

     As of the date hereof, the Registrant does not have any employees and has no plans for retaining employees until such time as the Registrant's business warrants the expense, or until the Registrant successfully acquires or merges with an operating business. The Registrant may find it necessary to periodically hire part-time clerical help on an as-needed basis.

Facilities
----------

     The Registrant currently leases an approximately 400 square foot office/warehouse facility at 26411 Via De Anza, San Juan Capistrano, California, for $234 per month on a month-to-month basis.

Year 2000 Computer Problem
--------------------------
     The Year 2000, or Y2K problem concerns potential failure of certain computer software to correctly process information because of the software's inability to calculate dates. The Registrant has no operations or current equipment which might be affected by the Year 2000 computer glitch.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS


     The Registrant is voluntarily filing its registration statement on Form 10SB in order to make information concerning itself more readily available to the public.

Results of Operations
---------------------

General
-------

     Since December 1987, the Registrant has marketed its RejuvenAge products to physicians practicing skin therapy medical specialities. The RejuvenAge products are non-prescription skin care products that do not contain Retin-A or any other precription drug. In addition to the RejuvenAge products, the Registrant sells a proprietary moisturizing shaving cream for sensitive or irritated beard conditions called Bladium.

     The Registrant owns the formulations for both the RejuvenAge and Bladium products. The products are manufactured by independent contractors. In order to increase its profitability and reduce expenses, in fiscal 1998 the Registrant reduced its office expenses to a minimum and eliminated its advertising and salary expenses.


Year ended December 31, 1998
----------------------------

     Revenues and Costs of Sales. For the fiscal year ended December 31, 1998, the Registrant had revenues of $17,457 with cost of sales of $3,765, or approximately 22% of revenues, for a gross profit of $13,692, compared to the prior year's revenues of $26,975 with cost of sales of 13,934, or approximately 52% of revenues, for a gross profit of $13,041. Management believes that the reduction in sales volume is due primarily to the reduction in advertising. The concomitant reduction in operating expenses and the decrease in cost of sales reflects the success of management's efforts to reduce expenses and control costs by moving towards temporary employment on an as needed basis.

     General and Administrative Expense. Total operating expenses for 1998 were $17,578 compared to $23,104 for 1997, with substantial savings on rent and office expenses. Legal and professional fees were for 1998 increased to $8,800 from $2,300 in 1997, the only area where operating expenses increased significantly, primarily due to the expenses associated with the preparation of audited financial statements and legal expenses incurred in preparation for
the filing of this registration statement.   The net loss from operations for
1998 was (7,988), after taking into account other income of $4,243, compared to a net loss from operations for 1997 of $(22,087).

Liquidity and Capital Resources
-------------------------------

     Historically, the Registrant has financed its operations through a combination of cash flow derived from operations and debt and equity financing. At December 31, 1998, the Registrant had a working capital of $(18,841) based on current assets of $12,248 consisting of cash ($2,916), accounts receivable ($2,503), and inventory ($6,829), and current liabilities of $31,089, consisting of accounts payable ($2,649) and accrued expenses ($28,440).

     Based on its current marketing program and sales, it is clear that the Company will have to increase its sales volume significantly in order to continue operations. At this time, however, the Registrant does not have any working capital to expand its marketing efforts.

     The Registrant proposes to finance its needs for additional working capital through some combination of debt and equity financing. Given its current financial condition, it is unlikely that the Registrant could make a public sale of securities or be able to borrow any significant sum from either a commercial or private lender. The most likely method available to the Registrant would be the private sale of its securities. There can be no assurance that the Registrant will be able to obtain such additional funding as needed, or that such funding, if available, can be obtained on terms acceptable to the Registrant.

     The Statements of Stockholders' Equity includes a figure for issuance of stocks in fiscal 1997 of 2,300,000 shares. 1,050,000 of the shares shown as issued in 1997 represent an adjustment to bring the unaudited prior years up to the audit's reconciliation with the shareholder report at December 31, 1997. Apparently, certain shares were issued prior to December 31, 1996 which were not previously reflected in the financial statements.

ITEM 3.  DESCRIPTION OF PROPERTY

     The information required by this Item 3 is not applicable to this Form 10SB due to the fact that the Registrant does not own or control any material property.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following tables sets forth the number of shares of the Registrant's Common Stock, par value $0.001, held by each person who is believed to be the beneficial owner of 5% or more of the 63,944,251 shares of the Registrant's common stock outstanding at December 31, 1998, based on the Registrant's transfer agent's list, and the names and number of shares held by each of the Registrant's officers and directors and by all officers and directors as a group.

Title of   Name and Address          Amount and Nature of            Percent
Class      Of Beneficial Owner       Beneficial Ownership            of Class
--------   -------------------      ---------------------            --------

Common     Mark A. Scharmann         5,069,400     Direct              7.93
           1661 Lakeview Circle          3,200   Indirect(1)           0.01
           Ogden, UT  84403

--------------------------------

Officers, Directors and Nominees

Common     Richard F. Holt,
           President/Director        3,064,543     Direct              4.79
           1 Strawberry Lane        17,087,290   Indirect(2)          26.72
           San Juan Capistrano,
           CA 92675

Common     Eldridge D. Huntington,
           Vice President/Director   6,000,000     Direct              9.38
           5314 Anaheim Road
           Long Beach, CA 90815

Common     Jean Armstrong,
           Secretary/Treasurer
           and Director              5,750,000     Direct              8.99

All Officers, Directors, and
 Nominees as a Group (3 Persons)    14,814,543     Direct             23.16
                                    17,087,290   Indirect             26.72
                                    ==========                        =====

______________________________

(1) Shares held of record by Troika Capital Investments, a company controlled by Mark Scharmann
(2) 15,500,000 shares held of record by the Richard and Bonnie Holt Trust, 50,000 shares held of record by the Bonnie Holt Trust, and 1,537,290 shares held of record by the minor children of Richard and Bonnie Holt.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The names of the Registrant's executive officers and directors and the positions held by each of them are set forth below:

Name                                       Position
----                                       --------

Richard F. Holt                          President and Director

Eldridge D. Huntington                   Vice President and Director

Jean S. Armstrong                        Secretary/Treasurer and Director

      The term of office of each director is one year and until his or her successor is elected at the Registrant's annual shareholders' meeting and is qualified, subject to removal by the shareholders. The term of office for each officer is for one year and until a successor is elected at the annual meeting of the board of directors and is qualified, subject to removal by the board of directors.


     Biographical Information

     Set forth below is certain biographical information with respect to each of the Registrant's officers and directors.

     Richard F. Holt, age 58, has been president and director of the Company since August 1995. In 1963, Mr. Holt graduated from Stanford University with a Bachelor of Science degree. Mr. Holt earned an MBA from UCLA School of Business in 1968. From 1969 to 1985, Mr. Holt was the CEO of Modulearn, Inc., and Micro General, Inc. From 1985 until 1995, when he became president of the Company, Mr. Holt worked independently as an investor.

     Eldredge D. Huntington, age 64, has been vice-president and a director of the Company since 1990. Mr. Huntington earned an MPA from California State University, and has completed coursework for a Ph.D From 1960 to 1990, Mr. Huntington was Chief Information Officer at the Veterans Administration Medical Center in Sepulveda, California. Since 1982, he has also been teaching undergraduate and graduate courses as an adjunct professor at California State University. In 1992, Mr. Huntington founded Functional Analysis, a computer-based assessment and management decision-making training organization.

     Jean S. Armstrong, age 66, has been a vice president and a director of the Company since 1990. Ms. Armstrong earned a Master's Degree in Psychology from Antioch University. She spent over four years in the real estate business in and around Los Angeles. Since 1989, Ms. Armstrong has been the owner of her own interior design business serving the local community as well as customers in the Bakersfield and Los Angeles areas.

ITEM 6. EXECUTIVE COMPENSATION

     The Registrant has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. Except as noted below, the Registrant has not paid any salaries or other compensation to its officers, directors or employees for the years ended October 31, 1998, 1997 and 1996, nor at any time during 1998, 1997 or 1996.
Further, the Registrant has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Registrant's directors may be compensated for services provided to the Company. As of the date hereof, no person has accrued any compensation from the Registrant.

     The following tables set forth certain summary information concerning the compensation paid or accrued for each of the Registrant's last three completed fiscal years to the Registrant's or its principal subsidiaries chief executive officer and each of its other executive officers that received compensation in excess of $100,000 during such period (as determined at December 31, 1998, the end of the Registrant's last completed fiscal year):

                          SUMMARY COMPENSATION TABLE

                                                         Long Term Compensation
                                                        ----------------------

                     Annual Compensation               Awards       Payouts
                                            Other      Restricted
Name and                                    Annual      Stock     Options  LTIP     All other
Principal Position Year  Salary   Bonus($) Compensation Awards   /SARs    Payout  Compensation
------------------ ----  ------   -------- ------------ ------   -------  ------  ------------
Richard F. Holt     1998  $ -0-     -0-       -0-         -0-      -0-      -0-       -0-
President           1997  $ -0-     -0-       -0-         -0-      -0-      -0-       -0-
                    1996  $ -0-     -0-       -0-         -0-      -0-      -0-       -0-


Options/SAR Grants in Last Fiscal Year

     None.

Bonuses and Deferred Compensation

     None.

Compensation Pursuant to Plans

     None.

Pension Table

     Not Applicable.

Other Compensation

     None.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     At December 31, 1998, the Company had two 7.0% interest bearing notes outstanding payable to Eldridge Huntington, the Company's Vice-president and a director, and Jean Armstrong, the Company's Secretary/Treasurer and a director, totalling $84,602. The notes are secured by the Company's assets, and are due on demand.

     At December 31, 1998, the Company had an 8.0% interest bearing note outstanding payable to Richard Holt, the Company's President and a director, totalling $12,000. The note is unsecured and is due on demand.

ITEM 8. DESCRIPTION OF SECURITIES

General
-------

     The Registrant is authorized to issue one hundred million shares of one class of capital stock, consisting of 100,000,000 shares of common stock, par value $0.001 per share (the "Common Stock"). There were 63,944,251 shares of Common Stock issued and outstanding as of December 31, 1998.

     The holders of Common Stock are entitled to one vote per share on each matter submitted to a vote at any meeting of shareholders. Shares of Common Stock do not carry cumulative voting rights and, therefore, a majority of the shares of outstanding Common Stock will be able to elect the entire board of directors and, if they do so, minority shareholders would not be able to elect any persons to the board of directors. The Registrant's bylaws provide that a majority of the issued and outstanding shares of the Registrant constitutes a quorum for shareholders' meetings, except with respect to certain matters for which a greater percentage quorum is required by statute or the bylaws.

     Shareholders of the Registrant have no preemptive rights to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption, call or assessment, and carries no subscription or conversion rights. In the event of liquidation of the Registrant, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities.

     Holders of Common Stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. The Registrant seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     The Registrant's common stock is not listed for publication of quotations and, to the best of the Registrant's knowledge, its common stock has not received a symbol from the NASD for publication of quotations.

     Since its inception, the Registrant has not paid any dividends on its Common Stock, and the Registrant does not anticipate that it will pay dividends in the foreseeable future.

     As of December 31, 1998, there were 63,944,251 shares of common stock outstanding held by approximately 271 stockholders of record, as reported by the Registrant's transfer agent.

ITEM 2.  LEGAL PROCEEDINGS

     The Company is not a party to any pending legal proceedings and no such action by or against it, to the best of its knowledge, has been threatened.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

      The Registrant has not changed nor had any disagreements with its independent certified accountants.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     In 1997, the Registrant issued 1,250,000 shares Common Stock in a private placement to an accredited investor for cash, at $0.004 per share. No underwriter or placement agent was used by the Company and no commissions were paid. Securities issued in the foregoing transaction were issued in reliance on the exemption from registration and the prospectus delivery requirements of the Securities Act of 1933, as amended (the "Securities Act"), set forth in Rule 506 of Regulation D and/or Section 4(2) thereof and the regulations promulgated thereunder. The purchaser represented that he is an "accredited investor" as that term is defined under Rule 501 of Regulation D of the Securities Act. The purchaser was not an officer and/or director of the issuer at the time of the issuance of the securities or currently holds such positions with the issuer. Such purchaser was provided information regarding the Company and its business and financial condition and met and/or was given opportunity to ask questions of the Company's officers and directors. No general advertising or solicitation was used in connection therewith.

     In 1998, the Registrant issued 3,250,000 shares of Common Stock in a private placement to an accredited investor for cash, at $0.0017 per share.
No underwriter or placement agent was used by the Company and no commissions were paid. Securities issued in the foregoing transaction were issued in reliance on the exemption from registration and the prospectus delivery requirements of the Securities Act of 1933, as amended (the "Securities Act"), set forth in Rule 506 of Regulation D and/or Section 4(2) thereof and the regulations promulgated thereunder. The purchaser represented that he is an "accredited investor" as that term is defined under Rule 501 of Regulation D of the Securities Act. The purchaser was not an officer and/or director of the issuer at the time of the issuance of the securities or currently holds such positions with the issuer. Such purchaser was provided information regarding the Company and its business and financial condition and met and/or was given opportunity to ask questions of the Company's officers and directors. No general advertising or solicitation was used in connection therewith.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware Corporation Law provides in relevant parts as follows:

     (1) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     (2) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the feet that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine on application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

     (3) To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in 1) or (2) of this subsection, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     (4) The indemnification provided by this section shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

     The foregoing discussion of indemnification merely summarizes certain aspects of indemnification provisions and is limited by reference to the above discussed sections of the Delaware Corporation Law.

     The Registrant's certificate of incorporation and bylaws provide that the Registrant "may indemnify" to the full extent of its power to do so, all directors, officers, employees, and/or agents. It is anticipated that the Registrant will indemnify its officers and directors to the full extent permitted by the above-quoted statute.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to officers and directors of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


                                 PART F/S

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     The Company's financial statements for the fiscal years ended December 31, 1998, and 1997, have been examined to the extent indicated in their reports by Harold Y. Spector, a corporation of certified public accountants, and have been prepared in accordance with generally accepted accounting principles and are attached hereto and incorporated herein by this reference.

                             Harold Y. Spector
                         Certified Public Accountant
                       80 SOUTH LAKE AVENUE, SUITE 723
                          PASADENA, CALIFORNIA 91101


                        INDEPENDENT AUDITOR'S REPORT

To the Broad of Directors and stockholders of Age Research, Inc.


I have audited the accompanying balance sheet of Age Research, Inc.(a Delaware Corporation), as of December 31, 1998 and 1997, and the related statements of income and retained earnings, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits have a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Age Research, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company's significant operating losses, and deficits in working capital and net worth raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Harold Y. Spector
Pasadena, CA
February 19, 1999

                              AGE RESEARCH, INC.
                                 BALANCE SHEET
                           December 31, 1998 and 1997

                                    ASSETS

                                                       1998           1997
                                                    -----------   -----------
Current Assets
  Cash                                              $     2,916   $     2,014
  Accounts Receivable                                     2,503         2,912
  Inventory                                               6,829         7,270
                                                    -----------   -----------

    Total Current Assets                                 12,248        12,196
                                                    -----------   -----------

Property and Equipment
  Furniture and Fixtures                                  5,560         5,560
  Machinery and Equipment                                 1,794         1,794
                                                    -----------   -----------
                                                          7,354         7,354
  Less: Accumulated Depreciation                         (6,700)       (6,342)
                                                    -----------   -----------
    Total Property and Equipment                            654         1,012
                                                    -----------   -----------
TOTAL ASSETS                                        $    12,902   $    13,208
                                                    ===========   ===========






                See accompanying notes and auditor's report

                              AGE RESEARCH, INC.
                                 BALANCE SHEET
                           December 31, 1998 and 1997

                   LIABILITIES AND STOCKHOLDERS' EQUITY

                                                       1998           1997
                                                    -----------   -----------
Current Liabilities
  Accounts Payable                                  $     2,649   $     1,907
  Accrued Expenses                                       28,440        21,800
                                                    -----------   -----------

    Total Current Liabilities                            31,089        23,707
                                                    -----------   -----------

Long-Term Liabilities
  Due to Stockholders                                    96,602       102,602
                                                    -----------   -----------

    Total Liabilities                                   127,691       126,309
                                                    -----------   -----------

Stockholders' Equity
 Common stock, $.001 par value, 100,000,000
  shares authorized and 63,944,251 shares
  issued and outstanding in 1998 and
  60,694,251 in 1997                                     63,944        60,694
 Paid-in Capital                                        600,977       591,227
 Less: Stocks Subscription Receivable                    (7,500)            0
 Retained Earnings (Accumulated Deficits)              (772,210)     (765,022)
                                                    -----------   -----------

    Total Stockholders' Equity (Deficits)              (114,789)     (113,101)
                                                    -----------   -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY          $    12,902   $    13,208
                                                    -----------   -----------






                See accompanying notes and auditor's report

                              AGE RESEARCH, INC.
                  STATEMENT OF INCOME AND RETAINED EARNINGS
               For the years ended December 31, 1998 and 1997


                                               1998                1997
                                           -------------     ----------------
SALES                                      $      17,457     $         27,093
Less: Returns and Allowances                          -                  (118)
                                           -------------     ----------------

NET SALES                                         17,457               26,975

COST OF SALES - Schedule A                         3,765               13,934
                                           -------------     ----------------

GROSS PROFIT                                      13,692               13,041

OPERATING EXPENSES - Schedule B                   17,578               23,104
                                           -------------     ----------------
INCOME (LOSS) FROM OPERATIONS                     (3,886)             (10,063)
                                           -------------     ----------------
OTHER INCOME (EXPENSES)
  Interest Income                                      8                   14
  Other Income                                     4,243                   -
  Depreciation and Amortization                     (358)                (358)
  Interest Expenses                               (7,082)              (7,362)
  Penalties and Late Charges                        (113)                 (60)
  Loss on Investments                                 -                (3,458)
                                           -------------     ----------------


   Total Other Income (Expenses)                  (3,302)             (11,224)
                                           -------------     ----------------

NET INCOME (LOSS) BEFORE TAXES                    (7,188)             (21,287)

PROVISION FOR INCOME TAXES                           800                  800
                                           -------------     ----------------
NET INCOME (LOSS)                                 (7,988)             (22,087)

ACCUMULATED DEFICITS
  Beginning Balance                             (765,022)            (742,935)
  Prior year adjustments                             800                   -
                                           -------------     ----------------

Ending Balance                             $    (772,210)    $       (765,022)
                                           =============     ================





                See accompanying notes and auditor's report

                              AGE RESEARCH, INC.
                               COSTS OF SALES
               For the years ended December 31, 1998 and 1997


                                                           Schedule A
                                               1998                1997
COSTS OF SALES                             -------------     ----------------
  Beginning Inventory                      $       7,270     $         15,135
  Purchases                                        2,862                4,053
  Freight                                            462                2,016
                                            -------------     ----------------
                                                  10,594               21,204
  Less: Ending Inventory                          (6,829)              (7,270)
                                           -------------     ----------------

     TOTAL COSTS OF SALES                  $       3,765     $         13,934
                                           =============     ================






























                See accompanying notes and auditor's report

                              AGE RESEARCH, INC.
                             OPERATING EXPENSES
               For the years ended December 31, 1998 and 1997


                                                           Schedule B
                                               1998                1997
OPERATING EXPENSES                         -------------     ----------------
  Advertising                              $          -      $          1,013
  Auto Expense                                        -                   200
  Bad Debt                                           632                  585
  Bank Charges                                       650                1,276
  Dues and Subscriptions                              69                   -
  Insurance                                        1,615                2,149
  Legal and Professional                           8,800                2,300
  Licenses/Taxes                                      70                  695
  Miscellaneous                                       -                   246
  Office Expenses and Supplies                       181                  655
  Outside Services                                   270                  218
  Postage                                          1,017                  503
  Rent                                             2,896                8,547
  Repairs and Maintenance                            304                  330
  Salaries                                            -                 1,607
  Shareholder Expense                                 94                  265
  Taxes/Payroll                                       -                   104
  Taxes/Property                                      41                   -
  Telephone                                          939                2,176
  Utilities                                           -                   235
                                           -------------     ----------------

    TOTAL OPERATING EXPENSES               $      17,578     $         23,104
                                           =============     ================


















                See accompanying notes and auditor's report

                              AGE RESEARCH, INC.
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                For The Years Ended December 31, 1998 and 1997

                                                                        Paid
                                                          Common         in         Accumulated
                                          Shares           Stock        Capital       Deficit         Total
                                        ------------   ------------  ------------   ------------   ------------
Balance at December 31, 1996              58,394,251   $     58,394  $    588,527   $   (742,935)  $    (96,014)

Issuance of Stocks                         2,300,000          2,300         2,700                         5,000

Net Loss                                                                                 (22,087)       (22,087)
                                        ------------   ------------  ------------   ------------   ------------
Balance at December 31, 1997              60,694,251   $     60,694  $    591,227   $   (765,022)  $   (113,101)

Prior year adjustment                                                                        800            800
                                        ------------   ------------  ------------   ------------   ------------

Adjusted Balance                          60,694,251   $     60,694  $    591,227   $   (764,222)  $   (112,301)

Issuance of Stocks                         3,250,000          3,250         2,250                         5,500

Net Loss                                                                                  (7,988)        (7,988)
                                        ------------   ------------  ------------   ------------   ------------
Balance at December 31, 1998              63,994,251   $     63,994  $    593,477   $   (772,210)  $   (114,789)
                                        ============   ============  ============   ============   ============

















                See accompanying notes and auditor's report

                              AGE RESEARCH, INC.
                          STATEMENTS OF CASH FLOWS
                For the years ended December 31, 1998 and 1997

                                               1998                1997
                                           -------------     ----------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (Loss)                        $      (7,988)    $        (22,087)
  Adjustment to reconcile net income to
   net cash provided by operating
   activities
    Depreciation                                     358                  358
    Prior year adjustment                            800                   -
  (Increase) Decrease in:
    Accounts Receivable                              409                  489
    Inventory                                        441                7,865
  Increase (Decrease) in:
    Accounts Payable                                 742                  651
    Accrued Expenses                               6,640                7,976
                                           -------------     ----------------
  Net Cash Provided (Used) by Operating
    Activities                                     1,402               (4,748)
                                           -------------     ----------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Decrease in Partnership Loan Receivable             -                 1,858
                                           -------------     ----------------

  Net Cash Provided by Investing
    Activities                                        -                 1,858
                                           -------------     ----------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Payments of Notes Payable                       (6,000)                  -
  Proceeds from issuance of stocks                 5,500                5,000
                                           -------------     ----------------
  Net Cash Provided (Used) by Financing
    Activities                                      (500)               5,000
                                           -------------     ----------------

NET INCREASE (DECREASE)IN CASH                       902                2,110

CASH AT BEGINNING OF YEAR                          2,014                  (96)
                                           -------------     ----------------

CASH AT END OF YEAR                        $       2,916     $          2,014
                                           =============     ================
SUPPLEMENTARY DISCLOSURES:
 Cash paid for:
  Interest paid                            $           0     $              0
                                           =============     ================

  Income Tax Paid                          $         800     $              0
                                           =============     ================

Noncash investing and financing activities:
 A stock subscription receivable of $7,500 was incurred for issuance of stocks.
                See accompanying notes and auditor's report

                              AGE RESEARCH, INC.
                       NOTES OF FINANCIAL STATEMENTS
                For The Years Ended December 31, 1998 and 1997

NOTE 1 - GENERAL

Age Research, Inc. ("the Company"), fka Volt Research, Inc., was incorporated under the laws of Utah on July 10, 1984. In April, 1987, the Company changed its name to Age Research, Inc., and changed its state of domicile to Delaware.

Age Research, Inc. produces and sells a line of premium skin care products to physicians and mail order. The Company has developed its own line of dermatologist-formulated skin care products including moisturizers, cleaners, sunscreens, and anti-aging emollients with glycolic acid. The products are sold under the name of RejuvenAge, which is trademarked in U.S. and U.K., and name of Bladium, which is trademarked in U.S.. The trademark in U.K. will be expired in September, 2006.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company uses the accrual basis of accounting for financial and tax reporting in accordance with generally accepted accounting principles.

Use of estimates

In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

Revenue from sales is recognized when the products are delivered and accepted by the customers.

Accounts Receivable

The Company has not established an allowance for doubtful accounts and does not use reserve method for recognizing bad debts. Bad debts are treated as direct write-offs in the period management determines that collection is not probable. Bad debt expense for years ended December 31, 1998 and 1997 was $632 and $585, respectively.

Inventories

Inventories consist of products already packaged and ready for shipments to customers, and are stated at cost, using the first-in, first-out method.

Property and Equipment

Property and Equipment are stated at cost. Depreciation is computed over their estimated useful lives using straight-line method for financial reporting, and accelerated methods for tax reporting, therefore, temporary differences exist. Expenditures for major renewals and betterment that extend the useful lives of the assets are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation expense was both $358 for years ended December 31, 1998 and 1997.

                              AGE RESEARCH, INC.
                       NOTES OF FINANCIAL STATEMENTS
                For The Years Ended December 31, 1998 and 1997

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statement of Cash Flows

The Company prepares its statement of cash flows using the indirect method as defined under Financial Accounting Standards Board Statement No. 95. For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company accounts income taxes in accordance with Financial Accounting standards Board Statement No. 109.

Reclassification

Certain reclassification have been made to the 1997 financial statements to conform with the 1998 financial statement presentation. Such reclassification had no effect on net loss as previously reported.

NOTE 3 - SUBSIDIARY

The Company has a wholly-owned subsidiary, Evergreen Skin Care Centers of America, Inc. which is inactive with no assets and liabilities, and has no activity either in 1998 or 1997.

NOTE 4 - A LIMITED PARTNERSHIP

The Company is the general partner of a limited partnership named as RejuvanAge Spa Treatments Glen Ivy/Age Research Santa Monica Cart. The partnership was terminated under mutual consent of the partners on December 31, 1994. In 1997, the Company wrote-off the loan receivable from the partnership of $1,858, and included an accrual of $1,600 of the Partnership's state franchise tax. The Company reversed this accrual in 1998.

NOTE 5 - LONG-TERM DEBTS

Long-term debts consisted of the following at December 31, 1998 and 1997:

                                                1998           1997
a.)  7.0% note payable to related party,    ------------   ------------
     secured by the Company's assets,
     due on demand                          $     84,602   $     84,602

b.)  8.0% note payable to stockholder,
     unsecured, due on demand                     12,000         18,000
                                            ------------   ------------
                                                  96,602        102,602
     Less current portion                              0              0
                                            ------------   ------------

                                            $     96,602   $    102,602
                                            ============   ============

                              AGE RESEARCH, INC.
                       NOTES OF FINANCIAL STATEMENTS
                For The Years Ended December 31, 1998 and 1997

NOTE 6 - INCOME TAXES

Provision for income tax consisted of $800 minimum state franchise tax.

The Company has federal net operating losses carryforward of $682,574 to reduce future taxable income. To the extent not utilized, the loss carryforwards will begin to expire in 2001. Additionally, the Company has state net operating losses to carryforward which expire as follows:

              Expiring in                       Amount
              -----------                      --------
              1998                             $  5,303
              1999                               39,345
              2000                               34,078
              2001                               21,691
              2002                                8,416
                                               --------
                                               $108,833
                                               ========

NOTE 7 - LEASES

The Company leases a warehouse facility for $234 per month on a month-to-month basis. Rent expense for 1998 and 1997 was $2,896 and $8,547, respectively.

NOTE 8 - PRIOR YEAR ADJUSTMENT

An overstatement of 1997 reported Accrued Expenses was discovered during 1998. Correction of this error resulted in an increase of previously reported Retained Earnings for year ended December 31, 1997 amounting to $800. This error has no effect on year of 1998.

NOTE 9 - GOING CONCERN

The accompanying financial statements are presented on the basis that the Company is going concerns. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. As shown in the accompanying financial statements, the Company incurred net losses of $9,588 and $22,087 in 1998 and 1997, respectively, and as of December 31, 1998, the Company had a working capital deficiency of $20,441 and a negative net worth of $116,389.

Management is currently involved in active negotiations to obtain additional financing and actively increasing marketing efforts to increase revenues. The Company continued existence depends on its ability to meet its financing requirements and the success of its future operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 10 - YEAR 2000

The Company believes that it has identified each of its computer systems that will require modifications to enable it to perform satisfactorily on and after January 1, 2000. The financial impact of making such modifications to the

                              AGE RESEARCH, INC.
                       NOTES OF FINANCIAL STATEMENTS
                For The Years Ended December 31, 1998 and 1997

NOTE 10 - YEAR 2000 (Continued)

Company's systems is not expected to be material to the Company's financial position or results of operations. In addition, the Company is currently corresponding with vendors that provide products and systems to the Company in order to determine if such products and systems will be required to be upgraded or replaced. Although management believes the Company has an adequate program in place to address the year 2000 issue, the costs of upgrades to, or replacements of, its purchased products or systems has not been determined and there can be no assurance that the program will ultimately be successful.

                               PART III

ITEM 1.  INDEX TO EXHIBITS

     Copies of the following documents are included as exhibits to this Form 10SB pursuant to Item 601 of Regulation SB.

         SEC
Exhibit  Reference
No.      No.        Title of Document
-------  ---------  -----------------

1        3(i)       Articles of Incorporation of the Registrant and related
                    Amendments

2        3(ii)      Bylaws of the Registrant

3        4.01       Specimen Stock Certificate

4        27         Financial Data Schedule


ITEM 2. SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                      Age Research, Inc.
                                      [Registrant]

Dated: June 4, 1999              By:/S/Richard F. Holt, President